Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 15, 2011

Relating to Preliminary Prospectus dated September 12, 2011

Registration No. 333-176678

RPX Corporation

3,000,000 Shares of Common Stock

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus dated September 12, 2011 (the “Preliminary Prospectus”) included in Amendment No. 1 to the registration statement on Form S-1 (Commission File No. 333-176678). The following information supplements and updates the information contained in the Preliminary Prospectus. To review a filed copy of our registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1509432/000119312511245781/d226103ds1a.htm

Shares to be sold by RPX:	1,400,000 shares

Price to public:	$20.49 per share of common stock

Trade date:	September 16, 2011

Closing date:	September 21, 2011

Use of proceeds:	The net proceeds that we will receive from this offering will be approximately $26.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The net proceeds that we will receive from this offering will be approximately $44.4 million less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus. The intended use of proceeds has not changed from that set forth in the Preliminary Prospectus.

As adjusted capitalization:	Based on the offering price of $20.49 per share of common stock, and otherwise calculated on the same basis as the calculations in the Preliminary Prospectus, as of June 30, 2011, on an as adjusted basis, our total stockholders’ equity would have been $277.0 million and our total capitalization would have been $284.6 million.

Shares to be sold by selling stockholders:	The selling stockholders, assuming no exercise of the underwriters’ option to purchase up to an additional 450,000 shares of common stock, are selling 1,600,000 shares of common stock in this offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling Goldman, Sachs & Co. at 1.866.471.2526, Barclays Capital at 1.888.603.5847 or BofA Merrill Lynch at 1.866.500.5408.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.